PRESS RELEASE
FOR IMMEDIATE RELEASE

Longueuil, October 14, 2004

CAMBIOR ANNOUNCES CLOSING OF THE CDN $110 MILLION BOUGHT DEAL

Cambior Inc. is pleased to announce that it has closed today its previously announced public offering of 29.3 million units at Cdn $3.75 per unit, each unit being comprised of one common share and one-half of one Series D common share purchase warrant. Each whole Series D warrant entitles its holder to purchase one additional common share of Cambior at a price of Cdn $4.35 at any time prior to October 16, 2006. Gross proceeds of the offering were Cdn $110 million and the net proceeds, after deducting the Underwriters' fee and other expenses of the issue, were approximately Cdn $105 million. The offering was made through a syndicate of underwriters led by Sprott Securities Inc. and including Dundee Securities Corporation, BMO Nesbitt Burns Inc., National Bank Financial Inc., CIBC World Markets Inc., Orion Securities Inc., Scotia Capital Inc., Paradigm Capital Inc. and Haywood Securities Inc.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

Cambior Inc. is an international gold producer with operations, development projects and exploration activities throughout the Americas. Cambior's shares trade on the Toronto (TSX) and American (AMEX) stock exchanges under the symbol "CBJ". Cambior's warrants "CBJ.WT.C" and "CBJ.WT.D" trade on the TSX.

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES
OR FOR DISSEMINATION IN THE U.S.

For additional information, please contact:

CAMBIOR INC.
Robert LaVallière
Manager Investor Relations and Communications
Tel: (450) 677-2699
Fax: (450) 677-3382
E-mail: info@cambior.com
Internet: www.cambior.com
PR-2004-24